UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5
Av. Lázaro Cárdenas 2225
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Publishes Call for Annual General Ordinary and Extraordinary Shareholders’ Meeting

Monterrey, Mexico, March 25, 2013—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today published a call for the Annual General Ordinary and Extraordinary Shareholders’ Meeting, to take place on April 16, 2013.

More information is available in the investor relations section of OMA’s webpage (http://ir.oma.aero) or at the offices located at the Conference Room located on the 7th floor of the Torre Esmeralda II building at Boulevard Manuel Ávila Camacho No. 36, Lomas de Chapultepec, C.P. 11000, Mexico City, from the date of publication of this Call for a Shareholders’ Meeting, from 9:00 AM to 2:00 PM and from 4:00 PM to 7:00 PM.

The translation of the full text of the shareholders’ meeting call follows:

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

SHAREHOLDERS’ MEETING CALL

The Board of Directors of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., in compliance with articles 28, section IV and 42 of the Mexican Securities Law (“Ley del Mercado de Valores”), and in accordance with Articles 181, 182, 183, 186, and 187 of the Mexican General Law of Corporations (“Ley General de Sociedades Mercantiles”) and articles Thirty Four, Thirty Five and Thirty Six of the Bylaws of the Company, hereby calls its shareholders to attend the Annual General Ordinary and Extraordinary Shareholders’ Meeting, which will be held starting at 9:00am on the 16th day of April, 2013, in the Conference Room located on the 8th floor of the Torre Esmeralda II building at Boulevard Manuel Ávila Camacho No. 36, Lomas de Chapultepec, C.P. 11000, Mexico City, Federal District, Mexico where the following matters will be discussed:

AGENDA

I.	Report of the Board of Directors in accordance with Article 28, section IV, paragraphs (d) and (e) of the Mexican Securities Law, regarding the fiscal year ended as of December 31, 2012.

II.
Reports of the Chief Executive Officer and External Auditor in accordance with Article 28, section IV, paragraph (b) of the Mexican Securities Law, regarding the fiscal year ended as of December 31, 2012.

III.
Reports and opinion referred to in Article 28, section IV, paragraphs (a) and (c) of the Mexican Securities Law, including the Fiscal Report referred to in article 86, section XX of the Income Tax Law.

IV.	Discussion, approval, and amendment, if any, of the Reports mentioned in items I and II above. Resolutions in this regard.

V.	Allocation of net income, increase in reserves, and approval of the amounts for share repurchases. Resolutions in this regard.

VI.
Discussion and, if applicable, approval of a proposal to nominate and ratify members of the Board of Directors and the Chairman of the Audit, Corporate Practices, Finance and Planning Committee, and the Secretary and Alternate Secretary of the Board of Directors. Resolutions in this regard.

VII.	Discussion and, if applicable, approval, of a proposal to pay emoluments to members of the Board of Directors and the board Committees. Resolutions in this regard.

VIII.
Discussion and, if applicable, approval of a proposal of the Board of Directors to reduce the minimum fixed capital by means of a reimbursement to shareholders, without reducing the number of shares representing social capital, and, if applicable, amend Article Six of the Company’s Bylaws accordingly. Resolutions in this regard.

IX.	Appointment of Special Delegates. Resolutions in this regard.

In order to be entitled to attend the Shareholders’ Meeting, shareholders shall obtain an entry pass issued and delivered by the Secretary of the Company at the address set forth below, starting the fourth business day prior to the meeting date, and in accordance with the following terms:

a.
Shareholders must be registered in the Share Registry of the Company or validate the ownership of their shares or certificates pursuant to Articles 290 and 293 of the Mexican Securities Law. The Share Registry will be closed to new entries three days prior to the date of the Shareholders’ Meeting and will remain closed during the Shareholders’ Meeting.

b.
Shareholders shall deposit their share certificates as provided in paragraph (a) above, at the offices of the Company set forth below, or at S.D. Indeval S.A. de C.V., Institución para el Depósito de Valores, or at any national or foreign banking institution, and exhibit to the Company the documents evidencing such deposit issued by the respective institution for such purposes.

c.
Shareholders may attend the Shareholders’ Meeting in person or through authorized representatives, using a proxy form in accordance with Article 49, section III of the Mexican Securities Law, or any other method of representation authorized by law; therefore, the shareholders shall, as appropriate, in addition to the deposit certificate mentioned in paragraph (b) above, enclose the proxy form referred to herein. Said proxy form is available at the address set forth below.

d.
Brokerage firms and other financial institutions shall, for purposes of obtaining an entry pass, present a list that contains the name, address, and nationality of the shareholder, and the number of shares represented, duly signed by the officer responsible for the preparation of the list.

The share certificates duly deposited with the Secretary of the Board of Directors by the shareholders or their representatives for attendance purposes will only be returned after the adjournment of the meeting and by returning the voucher issued to the shareholders or their representatives.

Further note that the proxy form, entry passes, and supporting documentation related to the matters listed in the Agenda shall be available to shareholders at the offices located at the Conference Room located on the 7th floor of the Torre Esmeralda II building at Boulevard Manuel Ávila Camacho No. 36, Lomas de Chapultepec, C.P. 11000, Mexico City, from the date of publication of this Call for a Shareholders’ Meeting, from 9:00 AM to 2:00 PM and from 4:00 PM to 7:00 PM.

Mexico City, D.F., on the 25th day of March 2013

/s/ Dr. José Luis Guerrero Álvarez
Chairman of the Board of Directors

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

•	Website: http://www.oma.aero

•	Twitter: http://twitter.com/OMAeropuertos

•	Facebook: http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: March 25, 2013